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Exhibit 1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise

These Offers have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offers or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

January 21, 2005

NOTICE OF EXTENSION AND VARIATION

by

LINEDATA SERVICES S.A.
and LINEDATA SERVICES CANADA INC.

of their
OFFERS TO PURCHASE

all of the outstanding common shares and class C shares of
FINANCIAL MODELS COMPANY INC.

for the increased consideration of

(i) $14.50 in cash with respect to 70% of the common shares and class C shares of Financial Models Company Inc. deposited by each FMC shareholder,
and
(ii) one share of Linedata Services S.A. for every 1.766 FMC shares with respect to the remaining 30% of the FMC shares deposited by each FMC shareholder
(subject to adjustment as set out herein)

        Linedata Services S.A. ("Linedata") and its wholly owned subsidiary Linedata Services Canada Inc. ("Linedata Canada" and together with Linedata, the "Offerors") hereby give notice that they have varied the terms of their offers (the "Offers") to purchase all of the issued and outstanding common shares together with the rights associated with such common shares (collectively, the "Common Shares") and class C shares (the "Class C Shares", and together with the Common Shares, the "FMC Shares") in the capital of Financial Models Company Inc. ("FMC") by: (i) increasing the consideration offered from $13.00 in cash to $14.50 IN CASH for each FMC Share with respect to 70% of the FMC Shares deposited by each holder of FMC Shares (the "Shareholders") (rounded down to the nearest whole number) and from one Linedata Share for every 1.97 FMC Shares to ONE LINEDATA SHARE FOR EVERY 1.766 FMC SHARES with respect to the remaining 30% of the FMC Shares deposited by each Shareholder, subject to adjustment as set out in the Original Offers (as defined below); and (ii) extending the expiry time of the Offers from 5:00 p.m. (Toronto time) on January 28, 2005 to 5:00 p.m. (Toronto time) on February 11, 2005.

THE OFFERS, AS VARIED, WILL REMAIN OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON FEBRUARY 11, 2005, UNLESS EXTENDED OR WITHDRAWN.

        This Notice of Extension and Variation should be read in conjunction with the Offers and accompanying Circular (the "Circular") dated December 23, 2004 (which together constitute the "Original Offers" and, together with this Notice of Extension and Variation, constitute the "Varied Offers"). Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offers and the related Letter of Acceptance and Transmittal and Notice of Guaranteed

Delivery, continue to be applicable in all respects to the Varied Offers. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offers.

        Shareholders who have not already deposited their FMC Shares and who wish to accept the Varied Offers must properly complete and duly execute the Letter of Acceptance and Transmittal (which was printed on blue paper) that accompanied the Original Offers, or a facsimile thereof, and deposit it, together with certificates representing their Common Shares and/or Class C Shares, in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery described in Section 3 of the Original Offers, "Manner of Acceptance—Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (which was printed on green paper) that accompanied the Original Offers, or a facsimile thereof. Shareholders whose FMC Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their FMC Shares to the Offers.

        The Varied Offers are made only for FMC Shares and are not made for any options, warrants or any other rights to acquire FMC Shares. Any holder of such options, warrants or other rights to acquire FMC Shares who wishes to accept the Varied Offers should exercise the options, warrants or other rights in order to obtain certificates representing FMC Shares and deposit such share certificates in accordance with the Varied Offers. However, holders of options to purchase Common Shares should be aware that FMC has agreed to pay cash for surrendered options.

        Questions and requests for assistance may be directed to Computershare Investor Services Inc. (the "Depositary"). Additional copies of this document, the Original Offers, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Depositary at its addresses shown on the last page of this document.

        You should be aware that the Offerors, or their affiliates, directly or indirectly, may bid for or make purchases of FMC Shares, or of related securities of FMC, during the period of the Varied Offers otherwise than under the Offers as permitted by applicable Canadian laws or provincial laws or regulations. Please see the section entitled "Market Purchases" in the Original Offers for more information on purchases other than under the Varied Offers.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Varied Offers are not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Varied Offers would not be in compliance with the laws of such jurisdiction. However, the Offerors may, in their sole discretion, take such action as they may deem necessary to extend the Varied Offers to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE VARIED OFFERS AND THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        The Varied Offers are made for the securities of a Canadian company. The Varied Offers are subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States. Financial statements included in the Original Offers have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

        The Varied Offers will be made into the United States pursuant to an exemption from the United States tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act, and pursuant to an exemption from the registration requirements of the U.S. Securities Act, provided by Rule 802 thereunder or other available exemptions from the registration requirements of the U.S. Securities Act. Linedata Shares issued pursuant to the Varied Offers to or for the benefit of Shareholders in the United States in transactions not deemed to be "Offshore Transactions" (as defined in Regulation S under the U.S. Securities Act) will be unregistered restricted securities within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the FMC Shares deposited to the Offers were restricted securities. Shareholders who reside in the United States or who are U.S. citizens, or who are acting on behalf of U.S. Shareholders or citizens, are advised to seek their own legal counsel with respect to their ability to trade the securities issued to them pursuant to the Varied Offers.

        Shareholders who are not residents of Canada should be aware that the disposition of FMC Shares pursuant to the Varied Offers may have tax consequences both in Canada and in the United States which may not be described, or fully described, in the Original Offers or herein.

        It may be difficult for Shareholders to enforce their rights and any claims they may have arising under United States federal securities laws since the Offerors and FMC are incorporated under laws outside the United States, some or all of their officers and directors are residents outside the United States, some or all of the experts named in the Circular are residents outside the United States and all or a substantial portion of the assets of the Offerors and FMC and of the above-mentioned persons may be located outside the United States. Shareholders may not be able to sue the Offerors or FMC, or any of their respective officers, directors or experts, in a Canadian court for violations of United States securities laws. It may be difficult to compel the Offerors or FMC or any of their respective officers, directors or experts to subject themselves to a judgment of a United States court.

CURRENCY

        All dollar references in the Original Offers and in this Notice of Extension and Variation are in Canadian dollars, unless otherwise indicated.

INFORMATION CONCERNING FMC

        The information concerning FMC contained in the Original Offers and this Notice of Extension and Variation has been taken from or is based upon publicly available documents and records on file with the Canadian securities regulatory authorities, and other public sources. Although the Offerors have no knowledge that would indicate that any statements contained therein or herein relating to FMC taken from or based upon such documents, records and sources are untrue or incomplete, neither the Offerors nor any of their officers or directors assume any responsibility for the accuracy or completeness of the information relating to FMC taken from or based upon such documents, records and sources, or for any failure by FMC to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offerors.

EXCHANGE RATES

        On January 19, 2005, the last trading day prior to the announcement of the Varied Offers, the exchange rate for one euro expressed in Canadian dollars based upon the exchange rate of the Bank of Canada was $1.5957. On January 20, 2005, the exchange rate for one euro expressed in Canadian dollars based upon the exchange rate of the Bank of Canada was $1.5996.

NOTICE OF EXTENSION AND VARIATION

January 21, 2005

TO: THE SHAREHOLDERS OF FINANCIAL MODELS COMPANY INC.

        This Notice of Extension and Variation amends and supplements the Offers and accompanying Circular dated December 23, 2004 pursuant to which the Offerors are offering to purchase (i) all of the issued and outstanding Common Shares (including Common Shares which may become outstanding after the date of the Offers and prior to the Expiry Time upon the conversion of Class C Shares or upon the exercise of stock options, warrants or other rights other than the SRP Rights), and (ii) all of the issued and outstanding Class C Shares.

        Except as otherwise set forth in this Notice of Extension and Variation, the information, terms and conditions of the Original Offers continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Original Offers, the provisions of which (as hereby amended) are incorporated herein by reference. Unless the context otherwise requires, terms not defined herein have the meanings set forth in the Original Offers. Unless the context otherwise requires, references below to the "Offers" means the Original Offers, as varied by this Notice of Extension and Variation.

1.     Increase in Consideration Offered

        By notice to the Depositary on January 20, 2005, the Offerors have varied the Offers by increasing the consideration offered to Shareholders from $13.00 in cash to $14.50 IN CASH for each FMC Share with respect to 70% of the FMC Shares deposited by each Shareholder (rounded down to the nearest whole number) and from one Linedata Share for every 1.97 FMC Shares to ONE LINEDATA SHARE FOR EVERY 1.766 FMC SHARES with respect to the remaining 30% of the FMC Shares deposited by each Shareholder, subject to adjustment as set out in the Original Offers. Accordingly, all references in the Original Offers to the consideration payable by the Offerors in respect of the Offers are hereby varied and amended from $13.00 in cash to $14.50 in cash for each FMC Share with respect to 70% of the FMC Shares deposited by each Shareholder and with respect to the calculation of the cash surrender value of options issued pursuant to the Stock Option Plan payable by FMC; and from one Linedata Share for every 1.97 FMC Shares to one Linedata Share for every 1.766 FMC Shares with respect to the remaining 30% of the FMC Shares deposited by each Shareholder and with respect to the calculation of the fractional interests to be paid for in cash, which cash payment will now be based on the euro/Canadian dollar exchange rate quoted by the Bank of Canada on January 19, 2005 and the closing price of the Linedata Shares on the Nouveau Marché of the Paris Bourse on January 19, 2005.

        The Offerors estimate that, if they acquire all of the FMC Shares under the Offers, the total maximum amount of funds required to purchase 70% of such FMC Shares in cash and to pay related fees and expenses (estimated to be €2.0 million) will be approximately $123.0 million, approximately $95.0 million of which is being financed through the Loan described in Section 7 of the Circular and the remainder with cash on hand. The Loan has however been amended to provide that the maximum amount that will be made available to Linedata for the purpose of funding the acquisition of at least 50% of the outstanding FMC Shares will be €61.0 million.

        The unaudited pro forma consolidated financial statements of Linedata for the periods ended June 30, 2004 and December 31, 2003 (adjusted to give effect to the increased consideration payable pursuant to the Offers and reflecting the successful completion of the Offers) are set forth in Appendix A to this Notice of Extension and Variation.

2.     Extension of the Offers

        By press release disseminated on January 17, 2005 and notice to the Depositary on January 20, 2005, the Offerors have amended the Offers by extending the Expiry Time from 5:00 p.m. (Toronto time) on January 28, 2005 to 5:00 p.m. (Toronto time) on February 11, 2005, unless the Offerors further extend the period during which the Offers are open for acceptance pursuant to Section 5 of the Original Offers, "Extension and Variation of the Offers". Accordingly, the definition of "Initial Expiry Time" in the Offers is amended to read in full as follows:

        "Initial Expiry Time" means 5:00 p.m. (Toronto time) on February 11, 2005;"

3.     Recent Developments

Katotakis Offer

        On December 29, 2004, Mr. Stamos Katotakis, President and Chief Executive Officer of FMC, announced that 1066821 Ontario Inc. ("Katotakis Holdco"), a company controlled by him, was making an offer (the "Katotakis Offer") to all Shareholders to acquire 100% of their FMC Shares at a cash price of $12.20 per share. Mr. Katotakis also announced that Katotakis Holdco had accepted "Selling Notices" issued by BNY Capital Corporation ("BNY") and companies controlled by Dr. William R. Waters (collectively, "Waters") offering to sell 4,636,842 FMC Shares beneficially owned by them at a cash price of $12.20 per share. The Katotakis Offer is open for acceptance until 12:00 noon (Toronto time) on February 16, 2005, unless it is extended or withdrawn. Advertisements (the "Katotakis Advertisements") purporting to summarize the terms and conditions of the Katotakis Offer were placed in the national edition of the Globe & Mail and Québec edition of La Presse newspapers on December 29, 2004.

        On December 30, 2004, Mr. Katotakis announced that Katotakis Holdco had filed its take-over bid circular with applicable Canadian securities regulatory authorities relating to the Katotakis Offer. Mr. Katotakis also announced that, as disclosed in the Katotakis Advertisements, ABRY Mezzanine Partners, L.P. ("ABRY") is providing funding for the Katotakis Offer. Mr. Katotakis stated that such funding is subject to the conditions of the Katotakis Offer being satisfied or waived by Katotakis Holdco (as opposed to ABRY) and that Katotakis Holdco may waive any of the conditions of the Katotakis Offer, except that Katotakis Holdco will not waive any of the offer conditions or make a determination relating to whether a material adverse effect on FMC has occurred, without the prior approval of ABRY.

Linedata Response to Katotakis Offer

        On December 31, 2004, Linedata announced that, with the encouragement of the independent committee of the board of directors of FMC, it would maintain the Offers valued at approximately $12.75 per FMC Share. Linedata was of the view that the Katotakis Offer did not comply with applicable law and that the Locked-Up Shareholders who together hold more than 50% of the FMC Shares currently outstanding continued to be contractually committed to tender their FMC Shares to the Offers notwithstanding the Katotakis Offer, and Linedata so advised the Locked-Up Shareholders and FMC. Linedata was also of the view (and continues to be of the view) that the Offers are superior, financially and otherwise, to the Katotakis Offer.

        During the period from December 31, 2004 to January 20, 2005, Linedata had numerous discussions with FMC and the Locked-Up Shareholders, particularly Waters and BNY, concerning various matters including: the terms of the Offers and the Katotakis Offer; the objective of the FMC directors (other than Katotakis) to maximize value for all Shareholders; approaches made by third parties to FMC indicating possible interest in pursuing transactions that could potentially provide value to Shareholders that exceeded the value of the Katotakis Offer and the Offers; the terms and conditions upon which Linedata might increase the consideration under the Offers and the impact such an increase would have under the terms of the Shareholder Agreement, the Selling Notices and Katotakis Holdco's purported acceptances of the Selling Notices; the possibility of taking legal action in an effort to prevent Katotakis Holdco from acquiring control of FMC under the Katotakis Offer at a price less than the value of the Offers; and related matters. Those discussions ultimately resulted in the actions described below in this Section 3 under "Court and Regulatory Proceedings" and "Amendments to the Acquisition Agreement and Lock-Up Agreements" and the making of the Varied Offers hereunder.

FMC Directors' Circular

        On January 12, 2005, FMC announced that its board of directors had sent a directors' circular to the Shareholders in response to the Offers and the Katotakis Offer. For the reasons detailed in the directors' circular, FMC's board of directors deferred the making of a recommendation to Shareholders with respect to those offers.

Court and Regulatory Proceedings

        On January 10, 2005, BNY commenced a proceeding (the "BNY Proceeding") in the Ontario Superior Court of Justice to determine whether BNY and Waters are contractually obligated to sell their FMC Shares to Katotakis Holdco under the Shareholder Agreement and the Katotakis Offer or to Linedata under the Significant Shareholders Lock-up Agreement and the Offers.

        On January 17, 2005, Linedata commenced a proceeding (the "Linedata Proceeding") in the Ontario Superior Court of Justice for, among other things, an order compelling BNY and Waters to tender their FMC Shares to the Offers under the Significant Shareholders Lock-up Agreement. The BNY Proceeding and the Linedata Proceeding (collectively, the "Court Proceedings") are currently expected to be heard together on January 31, 2005. In addition, on January 19, 2005, the special committee of the board of directors of FMC made an application to the OSC (the "OSC Proceeding") for, among other things, an order under the Securities Act (Ontario) cease trading the sale or disposition of any FMC Shares to Katotakis Holdco or Katotakis pursuant to the Shareholder Agreement and, if necessary, cease trading the Katotakis Offer. The OSC Proceeding is currently scheduled to be heard on January 28, 2005.

Amendments to the Acquisition Agreement and Lock-Up Agreements

        On January 17, 2005, Linedata announced that it would extend the Offers until February 11, 2005 in light of the Court Proceedings.

        On January 20, 2005, FMC and Linedata each announced that Linedata had agreed to increase the consideration offered under the Offers in accordance with the terms of an agreement (the "Agreement") dated January 19, 2005 among Linedata, FMC and the Locked-Up Shareholders. The following is a summary of the material terms of the Agreement.

        Linedata Obligations:    Linedata will increase the value of the consideration offered under the Offers and extend the Expiry Time in accordance with the terms set forth in this Notice of Extension and Variation. In addition, Linedata will: (i) give written notice (the "Waters/BNY Notice") to Waters and BNY advising them of Linedata's view that they are required to give notices to Katotakis Holdco as described below; and (ii) not later than January 21, 2005, amend Linedata's application in the Linedata Proceeding to seek an order compelling Waters and BNY to tender their FMC Shares to the Varied Offers, if Katotakis fails to match or exceed such Varied Offers within five business days. Linedata will also reimburse BNY for its legal costs incurred after January 19, 2005 in connection with the matters contemplated in the Agreement if, and only if: (a) Linedata does not acquire any FMC Shares from BNY under the Varied Offers; and (b) BNY does not sell all or substantially all of its

FMC Shares to any other person at a price of more than $12.20 per share on or prior to March 31, 2005; provided that such legal costs shall be limited to (x) the reasonable fees and disbursements of BNY's legal counsel plus (y) the amount of any costs award (but excluding any award for damages or any other amount other than a cost award) made by a court in proceedings related to such matters; and provided further that the maximum amount of Linedata's obligation to BNY with respect to legal costs incurred after January 19, 2005 in connection with the matters contemplated in the Agreement shall be $350,000.

        FMC Obligations:    FMC will: (i) recommend, in an amended directors' circular, that Shareholders accept the Offers, subject only to: (a) resolution of the Shareholder Agreement issues to be determined in the Court Proceedings and the OSC Proceeding; and (b) the provisions (including the Superior Proposal provisions) of the Acquisition Agreement; (ii) agree to increase the termination fee payable to Linedata under the Acquisition Agreement in connection with any Superior Proposal to $6 million, and to increase the termination fee payable in connection with the Katotakis Offer to $3.5 million; and (iii) amend the Shareholder Rights Plan to the extent necessary to facilitate the Agreement.

        Locked-Up Shareholders Obligations:    Each of the Locked-Up Shareholders has agreed: (i) to tender its FMC Shares to the Varied Offers, provided that it shall have been determined prior to such tender in the Court Proceedings or in the OSC Proceeding that the Locked-Up Shareholders who are party to the Shareholder Agreement are not legally obliged to sell their FMC Shares to Katotakis Holdco under the Katotakis Offer or otherwise; and (ii) to amend the Lock-up Agreements to increase the Superior Proposal valuation premium threshold from 5% to 20%.

        Each of BNY and Waters will, forthwith following receipt of the Waters/BNY Notice, give notice to Katotakis Holdco, under the Selling Notices and purported acceptance notices previously delivered under the Shareholder Agreement in December 2004, that it is Linedata's view that each of them is required to give notice to Katotakis Holdco that the Varied Offers are a Superior Proposal that Katotakis Holdco must match or exceed within the same time period (five business days) stipulated in the draft lock-up agreement that accompanied the Selling Notices (without prejudice to the submissions to be made in the Court Proceedings and the OSC Proceeding that Katotakis Holdco has no such "matching" right because of the defects in its initial purported acceptance notices delivered on December 29, 2004).

4.     Time for Acceptance

        FMC Shares not previously deposited to the Offers may be deposited in accordance with the provisions of Section 2 of the Original Offers, "Time for Acceptance", until the Expiry Time, being 5:00 p.m. (Toronto time) on February 11, 2005.

5.     Payment for Deposited FMC Shares

        Upon the terms and subject to the conditions of the relevant Offer (including but not limited to the conditions specified in Section 4 of the Offers, "Conditions of the Offers"), the Offerors will take up FMC Shares validly deposited under such Offer and not withdrawn pursuant to Section 6 of the Original Offers as soon as practicable, but in any event not later than 10 days after the Expiry Time. The Offerors are obligated to pay for FMC Shares that they have taken up as soon as possible, and in any event not later than the earlier of 3 Business Days after the taking up of the FMC Shares and 10 days after the Expiry Time. Any FMC Shares deposited under an Offer after the first date on which FMC Shares have been taken up by the Offerors will be taken up and paid for not later than 10 days after such deposit. See Section 7 of the Original Offers, "Payment for Deposited FMC Shares".

6.     Withdrawal of Deposited FMC Shares

        Except as otherwise stated in Section 6 of the Original Offers, "Withdrawal of Deposited FMC Shares", all deposits of FMC Shares pursuant to the Offers are irrevocable. Unless otherwise required or permitted by applicable Law, any FMC Shares deposited in acceptance of the Offers may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the FMC Shares have been taken up by the Offerors pursuant to the Offers;

  (b)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offers or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the relevant Offer (other than a change that is not within the control of the Offerors or of an Affiliate of the Offerors) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the relevant Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the relevant Offer (other than a variation consisting solely of an increase in the consideration offered for the FMC Shares under the Offers where the time for deposit is not extended for a period greater than 10 days);

    is mailed, delivered or otherwise properly communicated, but only if such deposited FMC Shares have not been taken up by the Offerors at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

  (c)
  if the FMC Shares have not been paid for by the Offerors within 3 Business Days after having been taken up.

        See Section 6 of the Original Offers, "Withdrawal of Deposited FMC Shares", for additional detail regarding withdrawal of deposited FMC Shares.

7.     Amendments to the Original Offers

        The Original Offers, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are amended to reflect the variations and extension contemplated by, and the information contained in, this Notice of Extension and Variation.

8.     Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides securityholders of FMC with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

9.     Directors' Approval

        The contents of this Notice of Extension and Variation have been approved, and the sending thereof to the Shareholders has been authorized, by the Management Board of Linedata and the board of directors of Linedata Canada.

AUDITORS' CONSENT

TO: The Management Board of Linedata Services S.A. and the Directors of Linedata Services Canada Inc.

        We consent to the use in the notice of extension and variation dated January 21, 2005 to the offers to purchase all of the outstanding common shares and class C shares of Financial Models Company Inc. by Linedata Services S.A. (the "Company") and Linedata Services Canada Inc. of our compilation report dated January 21, 2005 to the Management Board of the Company on the unaudited pro forma consolidated balance sheet of the Company as at June 30, 2004 and the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2004 and the year ended December 31, 2003.

Paris, France
January 21, 2005

(signed) PERONNET & ASSOCIES	(signed) SALUSTRO REYDEL

APPROVAL AND CERTIFICATE OF LINEDATA SERVICES S.A.

DATED: January 21, 2005

        The foregoing, together with the Offers and Circular dated December 23, 2004, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offers within the meaning of the Securities Act (Québec).

LINEDATA SERVICES S.A.

(signed) ANVARALY JIVA Chief Executive Officer	(signed) GILLES LABOSSIÈRE Chief Financial Officer

On behalf of the Management Board

(signed) ANVARALY JIVA Chairman	(signed) YVES STUCKI Member	(signed) PASCAL XATART Member

APPROVAL AND CERTIFICATE OF LINEDATA SERVICES CANADA INC.

DATED: January 21, 2005

        The foregoing, together with the Offers and Circular dated December 23, 2004, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offers within the meaning of the Securities Act (Québec).

LINEDATA SERVICES CANADA INC.

(signed) ANVARALY JIVA Chief Executive Officer	(signed) GILLES LABOSSIÈRE Chief Financial Officer
On behalf of the Board of Directors
(signed) ANVARALY JIVA Director	(signed) MOHAMED A. MANJI Director

APPENDIX A

Pro Forma Consolidated Financial Statements

Linedata Services S.A.
(Unaudited)
June 30, 2004 and December 31, 2003

COMPILATION REPORT ON
PRO FORMA CONSOLIDATED FINANCIAL STATMENTS

To the Management Board of
 Linedata Services SA

We have read the accompanying unaudited pro forma consolidated balance sheet of Linedata Services S.A. ["Linedata"] as at June 30, 2004 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2004 and the year ended December 31, 2003, and have performed the following procedures:

1.
Compared the figures in the columns captioned "Linedata—Canadian GAAP (Euros)" to the Supplemental Schedule "Reconciliation of differences between French Generally Accepted Accounting Principles and Canadian Generally Accepted Accounting Principles" as included in the Offering circular issued as of December 23, 2004 pertaining to the unaudited consolidated financial statements as at and for the six months ended June 30, 2004, and the audited consolidated financial statements as at and for the year ended December 31, 2003, respectively, ("Supplemental Schedules") after giving effect to adjustments and reclassifications made to the line items to reconcile French Generally Accepted Accounting Principles to Canadian Generally Accepted Accounting Principles and found them to be in agreement.

2.
Compared the figures in the columns captioned "Linedata—Canadian GAAP (Cdn $)" to a schedule prepared by Linedata (the "company-prepared schedule") and found them to be in agreement. The company-prepared schedule translated the figures in the column captioned "Linedata—Canadian GAAP (Euros)" for the year ended December 31, 2003, and as at and for the six months ended June 30, 2004 into Canadian dollars using the current rate method. Linedata used an exchange rate of Cdn$0.61 per €1.00 for the unaudited balance sheet of Linedata as at June 30, 2004, Cdn$0.61 per €1.00 for the unaudited statement of operations of Linedata for the six months ended June 30, 2004, and Cdn$0.63 per €1.00 for the audited statement of operations of Linedata for the year ended December 31, 2003. Recalculated the Canadian dollar amounts in the company-prepared schedule by applying the translation rates described above and found them to be arithmetically correct. Compared the figures used in the company-prepared schedule to the Supplemental Schedules after giving effect to adjustments and reclassifications made to the line items to reconcile French Generally Accepted Accounting Principles to Canadian Generally Accepted Accounting Principles, and found them to be in agreement.

3.
Compared the figures in the columns captioned "FMC Inc. Historical" ("FMC") to the unaudited consolidated financial statements of FMC as at August 31, 2004 and for the six months then ended, and the audited consolidated financial statements for the year ended February 28, 2004, respectively, and found them to be in agreement.

4.
Made enquiries of certain officials of Linedata who have responsibility for financial and accounting matters about:

[a]
the basis for determination of the pro forma adjustments; and

[b]
whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with requirements of the Canadian Securities legislation.

  The Officials:

  [a]
  described to us the basis for determination of the pro forma adjustments, and

  [b]
  stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Canadian Securities legislation.

5.
Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.
Recalculated application of the pro forma consolidated adjustments to the aggregate of the amounts in the columns captioned "Linedata Historical" and "FMC Inc. Historical", for the year ended December 31, 2003 and as at June 30, 2004 and for the six months then ended and found the amounts in the column captioned "Linedata Pro Forma (Consolidated)" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Paris, France,

January 21, 2005.

PERONNET & ASSOCIES	SALUSTRO REYDEL

LINEDATA SERVICES S.A.
PRO FORMA CONSOLIDATED BALANCE SHEET
(unaudited—see compilation report)
As at June 30, 2004
(Canadian $ in thousands, except where noted and per share data)

	Linedata Canadian GAAP (Euros)	Linedata Canadian GAAP (Cdn $)	FMC Inc. Historical	Pro forma Adjustments	Note	Linedata Pro forma (Consolidated)
ASSETS
Current
Cash and cash equivalents	27,803	45,579	28,526	(24,363)	G	33,442
				(16,300)	H
Accounts receivable	45,824	75,121	13,503			88,624
Income taxes recoverable	953	1,562		—		1,562
Prepaid expenses	1,806	2,961	1,597	—		4,558

Total current assets	76,386	125,223	43,626	(40,663)		128,186

Long-term
Capital assets	4,294	7,039	7,313			14,352
Investments	1,947	3,192	—			3,192
Deferred financing fees	746	1,223	—	815	E/F	2,038
Intangible assets	7,766	12,731	—			12,731
Goodwill and Other Intangible Assets.	78,706	129,026	367	131,472	F	260,498
				(367)
Future tax asset	11,773	19,300	1,466	1,155	E/F	21,921

Total long-term assets	105,232	172,511	9,146	133,075		314,732

Total assets	181,618	297,734	52,772	92,412		442,921

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank overdraft	170	279	—			279
Accounts payable and accrued liabilities	40,740	66,787	6,025	3,260	E/F	76,072
Income taxes payable	1,113	1,825	152			1,977
Deferred revenue	10,910	17,885	8,086			25,971
Current maturity of long-term debt	8,413	13,792				13,792

Total current liabilities	61,346	100,567	14,263	3,260		118,091

Long-term
Long-term debt	28,358	46,489	—	94,132	G	124,321
				(16,300)	H
Future income taxes	109	179	—			179
Deferred credit	2,890	4,738	—			4,738

Total long-term liabilities	31,357	51,405	—	77,832		129,238

Minority interest	561	920	—			920
Shareholders' equity
Share capital	11,705	19,189	37,911	(37,911)	F	22,227
				3,038	D
Contributed surplus	55,047	90,241	350	(350)	F	137,032
				46,791	D
Treasury Shares	(68)	(111)				(111)
Deferred stock-based compensation	—	—	(163)	163		—
Cumulative translation adjustment	(780)	(1,279)	343	(343)	F	(1,279)
Retained earnings	22,450	36,803	68	(68)	F	36,803

Total shareholders' equity	88,354	144,843	38,509	11,320		194,672

Total liabilities and shareholders' equity	181,618	297,734	52,772	92,412		442,921

See accompanying notes

LINEDATA SERVICES S.A.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited—see compilation report)
Six months ended June 30, 2004
(Cdn $ in thousands, except where noted and per share data)

	Linedata Canadian GAAP (Euros)	Linedata Canadian GAAP (Cdn $)	FMC Inc. Historical	Pro forma Adjustments	Note	Linedata Pro forma (Consolidated)
Sales	52,716	86,420	36,090			122,510
Cost of products sold and expenses	(49,034)	(80,384)	(30,673)			(111,057)

Income before undernoted items and income taxes	3,682	6,036	5,417			11,453
Other expense (income)	(244)	(400)	(243)			(643)
Depreciation & Amortization	(1,694)	(2,777)	(1,728)			(4,505)
Interest income/expense	(1,069)	(1,752)	—	(1,552)	G	(3,304)
Minority interest	(113)	(185)	—			(185)

Income (loss) before income taxes	562	921	3,446	(1,552)		2,815
Provision for income taxes	(146)	(239)	(1,201)	550		(890)

Net income (loss) for the period	416	682	2,245	(1,002)		1,925

Net income per share	€0.04	$0.07	$0.20			$0.16

See accompanying notes

LINEDATA SERVICES S.A.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited—see compilation report)
Year ended December 31, 2003
(Cdn $ in thousands, except per share data)

	Linedata Canadian GAAP (Euros)	Linedata Canadian GAAP (Cdn $)	FMC Inc. Historical	Pro forma Adjustments	Note	Linedata Pro forma (Consolidated)
Sales	100,313	159,227	72,401			231,628
Cost of products sold and expenses	(80,616)	(127,962)	(64,754)			(192,716)

Income before undernoted items and income taxes	19,697	31,265	7,647			38,912
Other expense (income)	(57)	(90)	177			87
Depreciation & Amortization	(2,964)	(4,705)	(3,817)			(8,522)
Interest income/expense	(817)	(1,297)	—	(3,105)	G	(4,402)
Minority interest	(231)	(367)	—			(367)

Income (loss) before income taxes	15,628	24,806	4,007	(3,105)		25,708
Provision for income taxes	(5,326)	(8,454)	(1,504)	1,100		(8,858)

Net income (loss) for the period	10,302	16,352	2,503	(2,005)		16,850

Net income per share	€1.06	$1.68	$0.22			$1.45

See accompanying notes

LINEDATA SERVICES SA
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited—see compilation report)
(in thousands of Canadian dollars, except per share data)

1.     BASIS OF PRESENTATION

        The accompanying unaudited pro forma consolidated financial statements of Linedata Services SA ("Linedata" or the "Company") have been prepared using the purchase method of accounting to give effect to the purchase of a 100% interest in FMC Inc. ("FMC") that is described in note [2] below.

        The Company's historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in France ("French GAAP"), which differs in certain respects from accounting principles generally accepted in Canada ("Canadian GAAP"). Supplemental schedules to the consolidated financial statements of the Company as at and for the six months ended June 30, 2004, and for the year ended December 31, 2003 provide a description of the material differences and a reconciliation between French GAAP and Canadian GAAP. The Company's unaudited consolidated balance sheet as of June 30, 2004, unaudited consolidated statements of operations for the six months ended June 30, 2004, and statement of operations for the year ended December 31, 2003 have been adjusted to conform to Canadian GAAP and have been translated to Canadian dollars. Reclassifications have been made to the historical presentation of the Company in order to conform to the pro forma presentation.

        The pro forma adjustments reflect the acquisition using the purchase method and are based on currently available information and certain estimates and assumptions. At this stage of the contemplated transaction, Linedata is not in a position to identify and estimate the fair value adjustments of assets to be acquired and liabilities to be assumed. Therefore, for the purpose of the pro forma financial statements, the fair value of assets to be acquired and liabilities to be assumed were deemed to be the book value and the excess of consideration over book value is presented as Goodwill and Other Intangible Assets. The purchase price allocation, when completed, may result in the identification of intangible assets, which may result in depreciation charges in the future. The actual adjustments to the consolidated financial statements of Linedata at closing will depend on a number of factors including changes in net book values of the entities between June 30, 2004 and the effective date of the acquisition, completion of the valuation of intangible assets once the required information is obtained from FMC, and the share price of Linedata for purposes of the measurement date of the acquisition. Therefore the actual adjustments will differ from the pro forma adjustments.

        The unaudited pro forma consolidated balance sheet as of June 30, 2004 gives effect to the proposed acquisition as if it was completed on that date, and was derived from the historical unaudited consolidated balance sheet of the Company as of June 30, 2004, and the unaudited consolidated balance sheet of FMC as of August 31, 2004.

        The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2004 illustrates the effect of the proposed acquisition as if it had occurred on January 1, 2004, and was derived from the historical unaudited statement of operations of the Company for the six months ended June 30, 2004, and the historical unaudited consolidated statement of operations of FMC for the six months ended August 31, 2004.

        The unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 illustrates the effect of the proposed acquisition as if it had occurred on January 1, 2003, and was derived from the historical audited statement of operations of the Company for the year ended December 31, 2003, and the historical audited consolidated statement of operations of FMC for the year ended February 28, 2004.

        The pro forma adjustments are based on assumptions that management considers reasonable based on the information currently available to Linedata. These adjustments will change based on the terms of a completed transaction and obtaining additional information about the fair values of the assets and liabilities of FMC. Accordingly, the consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had been completed on the dates indicated or of the financial position or operating results that may be obtained in the future.

2.     ACQUISITION OF FMC INC.

        On December 20, 2004, Linedata entered into an Acquisition Agreement with FMC whereby Linedata planned to acquire all of the issued and outstanding common and Class C shares of FMC ("FMC shares") on the basis of $13 in cash for each FMC share with respect to 70% of the FMC shares and one Linedata Share for every 1.97 FMC share with respect to the remaining 30% of FMC shares. The transaction was subject to the approval of the holders of FMC shares and had to be accepted by January 28, 2005.

        On January 19, 2005, Linedata entered into an agreement with FMC ("the Agreement") and some of its shareholders whereby Linedata confirmed its plans to acquire all of the issued FMC shares under the following amended terms:

  •
  $14,5 in cash for each FMC share with respect to 70% of the FMC shares, and,

  •
  one Linedata Share for every 1.766 FMC share with respect to the remaining 30% of FMC shares.

        Additionally, the Agreement extended the expiry date of the offer to February 11, 2005.

3.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

        The pro forma adjustments are preliminary and based on management's estimates of fair value and useful lives of the assets to be acquired and liabilities to be assumed and have been prepared to illustrate the estimated effect of the proposed acquisition and certain other adjustments. A final valuation of acquired intangibles and assessment of useful lives has not yet been completed, which may affect the final allocation of the purchase price to these assets and the related amortization expense. Consequently, the amounts reflected in the unaudited pro forma consolidated balance sheet and statements of operations are subject to change, and the final amounts may differ substantially.

        Adjustments made by Linedata in connection with the preparation of the unaudited pro forma consolidated balance sheet as of June 30, 2004 and the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2004 and the year ended December 31, 2003 are as follows:

A.
Certain reclassifications have been made to the historical presentation of the Company in order to conform to the pro forma consolidated presentation. The Company's assets and liabilities have been translated to Canadian dollars using the current rate method.

B.
In connection with the acquisition, it has been assumed that the Company will pay to the holders of the 1,035,338 outstanding stock options of FMC an amount of $7,119 representing the difference between the offer price of $14,50 per share and the stock-option strike price.

C.
Under the terms of the Agreement dated January 19, 2005, the consideration will be $14,50 per share in cash for 70% of the FMC shares, and one Linedata share for every 1.766 FMC share with respect to the remaining 30% of the FMC shares. At June 30, 2004, FMC had 9,629,000 common shares and 1,344,000 class C shares. It is assumed the terms of the acquisition will result in the issuance of 1 864 043 Linedata shares. For the purposes of this pro forma, it is assumed that these shares are valued at the average price of the shares of Linedata for approximately three days before and after June 30, 2004 (€16.40 per share). The closing exchange rate on this day was Cdn$0.61 per €1.00. It is therefore assumed that the total consideration for the acquisition is $168,324 including:

  •
  Cash consideration for 70% of the existing FMC shares ( $111,376),

  •
  Cash consideration the holders of outstanding stock-options ($7,119),

  •
  Shares of the Company ($49,829).

D.
The 1,864 043 Linedata shares issued will result in an increase in share capital at the nominal value for €1,864 ($3,038) and an increase in contributed surplus of €28,706 ($46,791) based on the average price of the shares of Linedata for approximately three days before and after June 30, 2004 (€16.40 per share).

E.
It is assumed Linedata will incur €2,000 ($3,260), before tax effect of $1,155, in transaction costs relating to the acquisition of FMC, including €500 ($815) of costs related to the new credit facility.

F.
The acquisition of FMC by Linedata will be accounted for using the purchase method of accounting. The allocation of the purchase price is based on the estimated fair value of the net identifiable assets of FMC. The excess of the purchase price over the fair value of net assets acquired has been accounted for as goodwill. Accordingly, the estimated purchase price has been allocated on a preliminary basis to FMC's net identifiable assets as follows:

$
Current assets	43,626
Capital assets	7,313
Future income tax asset	1,466
Deferred financing fees	815
Goodwill and Other Intangible Assets	131,472
Current liabilities	(14,263)

170,429

Consideration
Cash	118,495
Shares of Linedata	49,829
Transaction costs (net of tax)	2,105

Total consideration	170,429

  The above purchase price and allocation of the purchase price is preliminary. The actual adjustments to the consolidated financial statements of Linedata at closing will depend on a number of factors including changes in net book values of the entities between June 30, 2004 and the effective date of the acquisition, completion of the valuation of intangible assets and liabilities once the required information is obtained from FMC, and the share price of Linedata for purposes of the measurement date of the acquisition. Accordingly, the purchase price will be adjusted subsequently on completion of the transaction and allocation process.

G.
Credit facilities available amount to €61,000 ($99,430). The borrowing of funds under proposed credit facilities of $94,132 bearing interest at a rate of 3 month EURIBOR plus 1.25% (3.99% per annum). The remaining portion of the cash consideration of $24,363will be financed from cash and cash equivalents.

H.
FMC will pay a dividend to Linedata in the amount of €10,000. Linedata will then pay €10,000 ($16,300) to its bank.

The Depositary for the Offers is:

Computershare Investor Services Inc.

By Mail:

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Hand, Courier or Registered Mail:

Toronto 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	Montreal 650 de Maisonneuve Blvd. West Suite 700 Montreal, Québec H3A 3T2 Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-mail: service@computershare.com

        Any questions and requests for assistance may be directed by holders of FMC Shares to the Depositary at its telephone number and location set out above. You may also contact your broker, dealer, bank or trust company or other nominee for assistance.

January 21, 2005

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NOTICE OF EXTENSION AND VARIATION by LINEDATA SERVICES S.A. and LINEDATA SERVICES CANADA INC. of their OFFERS TO PURCHASE all of the outstanding common shares and class C shares of FINANCIAL MODELS COMPANY INC. for the increased consideration of (i) $14.50 in cash with respect to 70% of the common shares and class C shares of Financial Models Company Inc. deposited by each FMC shareholder, and (ii) one share of Linedata Services S.A. for every 1.766 FMC shares with respect to the remaining 30% of the FMC shares deposited by each FMC shareholder (subject to adjustment as set out herein)
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
CURRENCY
INFORMATION CONCERNING FMC
EXCHANGE RATES
NOTICE OF EXTENSION AND VARIATION
AUDITORS' CONSENT
APPROVAL AND CERTIFICATE OF LINEDATA SERVICES S.A.
LINEDATA SERVICES S.A.
APPENDIX A Pro Forma Consolidated Financial Statements Linedata Services S.A. (Unaudited) June 30, 2004 and December 31, 2003
LINEDATA SERVICES S.A. PRO FORMA CONSOLIDATED BALANCE SHEET (unaudited—see compilation report) As at June 30, 2004 (Canadian $ in thousands, except where noted and per share data)
LINEDATA SERVICES S.A. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (unaudited—see compilation report) Six months ended June 30, 2004 (Cdn $ in thousands, except where noted and per share data)
LINEDATA SERVICES S.A. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (unaudited—see compilation report) Year ended December 31, 2003 (Cdn $ in thousands, except per share data)
LINEDATA SERVICES SA NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited—see compilation report) (in thousands of Canadian dollars, except per share data)